EXHIBIT 12

COMPUTATION OF RATIO OF INCOME FROM

CONTINUING OPERATIONS TO FIXED CHARGES

FOR NINE MONTHS ENDED SEPTEMBER 30,

(UNAUDITED)

(Dollars in millions)	2018	2017
Income from continuing operations before income taxes (1)	$6,915	$6,936

Add: fixed charges, excluding capitalized interest	1,501	1,301

Income as adjusted before income taxes	$8,416	$8,236

Fixed charges:
Interest expense	$1,098	$947
Capitalized interest	3	(1)
Portion of rental expense representative of interest	404	354

Total fixed charges	$1,504	$1,300

Ratio of income from continuing operations to fixed charges	5.59	6.34

(1)    Income from continuing operations before income taxes excludes (a) amortization of capitalized interest, and (b) the company’s share in the income and losses of less-than-fifty percent-owned affiliates.